UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. )*

_____________________

Endo, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29290D117

(CUSIP Number)

October 28, 2024

(Date of Event Which Requires Filing of This Statement)

_____________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐	Rule 13d-1(b)

☒ Rule 13d-1(c)

☐	Rule 13d-1(d)

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON Marathon Asset Management GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,927,370*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,927,370*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,927,370*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%*
12	TYPE OF REPORTING PERSON OO

* See Item 4 below.

1	NAMES OF REPORTING PERSON Marathon Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,927,370*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,927,370*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,927,370*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%*
12	TYPE OF REPORTING PERSON IA

* See Item 4 below.

1	NAMES OF REPORTING PERSON Bruce Richards
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,927,370*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,927,370*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,927,370*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%*
12	TYPE OF REPORTING PERSON IN

* See Item 4 below.

1	NAMES OF REPORTING PERSON Louis Hanover
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,927,370*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,927,370*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,927,370*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%*
12	TYPE OF REPORTING PERSON IN

* See Item 4 below.

Item 1(a).	Name of Issuer:

Endo, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1400 Atwater Drive

Malvern, Pennsylvania 19355

Item 2(a).	Name of Person Filing:

This statement is filed by:

(i)	Marathon Asset Management, L.P., a Delaware limited partnership (“Marathon”);
(ii)	Marathon Asset Management GP, L.L.C., a Delaware limited liability company (“Marathon GP”), the general partner of Marathon;
(iii)	Bruce Richards, a managing member of Marathon GP; and
(iv)	Louis Hanover, a managing member of Marathon GP.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 99.1.

Marathon, pursuant to certain investment management agreements and in its capacity as the investment manager of certain funds managed by Marathon (the “Marathon Funds”), has the sole power to vote and the sole power to direct the disposition of the 3,927,370 shares of common stock, par value $0.001 per share (the “Common Stock”), held by the Marathon Funds.

Accordingly, for the purposes of Section 240.13d-3 of the Exchange Act, Marathon may be deemed to beneficially own the 3,927,370 shares of Common Stock held by the Marathon Funds. The general partner of Marathon is Marathon GP. Bruce Richards and Louis Hanover are the managing members of Marathon GP. This report shall not be deemed an admission that Marathon, each Marathon Fund or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Exchange Act or for any other purpose.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business and principal office address of the Reporting Persons is c/o Marathon Asset Management, L.P., 1 Bryant Park, 38th Floor, New York, NY 10036.

Item 2(c).	Citizenship:

Marathon GP and Marathon are organized under the laws of the State of Delaware. Mr. Richards and Mr. Hanover are citizens of the United States.

Item 2(d).	Titles of Classes of Securities:

Common stock, par value $0.001 per share.

Item 2(e).	CUSIP Number:

29290D117

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

Not applicable.

Item 4.	Ownership
(a)	Amount Beneficially Owned:		3,927,370*
(b)	Percent of Class:		5.1%*
(c)	Number of Shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	3,927,370*
	(ii)	shared power to vote or to direct the vote:	0
	(iii)	sole power to dispose or to direct the disposition of:	3,927,370*
	(iv)	shared power to dispose or to direct the disposition of:	0

* Marathon is the investment manager to the Marathon Funds. As of October 28, 2024, Marathon, as the investment manager to the Marathon Funds, has the sole power to vote and the sole power to direct the disposition of the 3,927,370 shares held by the Marathon Funds. Accordingly, Marathon may be deemed to beneficially own 3,927,370 shares of Common Stock. The general partner of Marathon is Marathon GP. Bruce Richards and Louis Hanover are the managing members of Marathon GP. Ownership percentages are based on 76,400,000 shares of Common Stock outstanding as of August 22, 2024, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 29, 2024.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: November 4, 2024

MARATHON ASSET MANAGEMENT GP, L.L.C .

By: /s/ Jamie Raboy

Name: Jamie Raboy

Title: Authorized Signatory

MARATHON ASSET MANAGEMENT, L.P.

By: Marathon Asset Management, GP, L.L.C., its general partner

By: /s/ Jamie Raboy

Name: Jamie Raboy

Title: Authorized Signatory

BRUCE RICHARDS

/s/ Bruce Richards

LOUIS HANOVER

/s/ Louis Hanover